THIS FILING IS TO SATISFY ELECTRONIC FILING REQUIREMENTS.

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                               CHYRON CORPORATION

- ---------------------------------------------------------------
                               (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

- ---------------------------------------------------------------
                        (Title of Class of Securities)

                                   171605108
                      ----------------------------------
                                (CUSIP Number)

                    John C. Jost, Dow, Lohnes & Alberston
          1255 Twenty-Third Street, N.W., Washington, D.C.  20037
                                 (202) 857-2680
- -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 11, 1995
               -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.      171605108
         -------------------------


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sepa Technologies Ltd., Co.
   c/o Percival Hudgins & Company, Inc.
   3100 Cumberland Circle, Suite 1525
   Atlanta, Georgia  30339-5939
   58-2132436

2. CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*

   (a)       (b)
       ----      ----

   Not Applicable


3. SEC USE ONLY


4. SOURCE OF FUNDS*

   00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
   2(D) OR 2(E)

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Georgia


   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7. SOLE VOTING POWER

   73,414,732

8. SHARED VOTING POWER

   0

9. SOLE DISPOSITIVE POWER

   73,414,732


10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    73,414,732

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

    Not Applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84%

14. TYPE OF REPORTING PERSON*

    HC

Item 1.   Security and Issuer.

See statement on Schedule 13D (attached as Appendix A), as amended by Amendment 1 thereto (attached as Appendix B), previously filed.

This Amendment 2 to the statement on Schedule 13D dated June 24, 1994 and filed July 5, 1994, as amended by Amendment 1 thereto dated August 2, 1994 and filed August 5, 1994, is being filed by Sepa Technologies Ltd., Co. (hereinafter "SEPA") with regard to the Common Stock, par value $0.01 per share, (hereinafter "COMMON STOCK") of Chyron Corporation (hereinafter "COMPANY"). Sepa owns 14,000,000 shares of Common Stock. In addition, Sepa owns all of the issued and outstanding shares of stock of Pesa Electronica, S.A., a Spanish corporation, which in turn owns all of the issued and outstanding shares of stock of Pesa, Inc., a Delaware corporation (hereinafter "PESA"). Pesa owns 59,414,732 shares of Common Stock, over which Sepa has ultimate voting and investment control. Accordingly, Sepa in the aggregate beneficially owns 73,414,732 shares of Common Stock.

The purpose of this Amendment 2 is to report the proposed sale by Sepa and Pesa of 64,414,732 of the above-described 73,414,732 shares of Common Stock.

Item 2.   Identity and Background.

See statement on Schedule 13D, as amended by Amendment 1 thereto, previously filed.

Effective December 9, 1994, John K. Percival resigned as
President and Chief Operating Officer of Sepa.

Item 3.   Source and Amount of Funds or Other Considerations.

No material change - see statement on Schedule 13D, as amended by Amendment 1 thereto, previously filed.

Item 4.   Purpose of Transaction.

     (a) See statement on Schedule 13D, as amended by Amendment 1 thereto, previously filed.

          On May 11 and May 12, 1995, Pesa and Sepa, respectively, each executed an agreement in principle (hereinafter collectively "Agreements in Principles") pursuant to which Pesa would sell to The MWW Group or an affiliate thereof 59,414,732 shares of Common Stock, and Sepa would sell to The MWW Group or an affiliate thereof 5,000,000 shares of Common Stock (hereinafter collectively "Transactions"). Total consideration would equal $32,319,071, payable in cash and notes.
          The Transactions would be contingent upon, among other things, (i) the negotiation, execution and delivery of stock purchase agreements, and (ii) the receipt of any governmental, judicial and corporate approvals of the parties. Copies of the Agreements in Principle are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

     (b) No material change - see statement on Schedule 13D, as amended by Amendment 1 thereto, previously filed.

     (c) No material change - see statement on Schedule 13D, as amended by Amendment 1 thereto, previously filed.

     (d)  See statement on Schedule 13D, as amended by Amendment
          1 thereto, previously filed.

          It is anticipated that in the event that the Transactions were to close pursuant to the Agreements in Principle, The MWW Group would obtain control of the Company's board of directors.

     (e)-(j)  No material change - see statement on Schedule
              13D, as amended by Amendment 1 thereto, previously filed.

Item 5.   Interest in Securities of the Issuer.

     (a)  See statement on Schedule 13D, as amended by Amendment
          1 thereto, previously filed.

          In the event that the Transactions were to close pursuant to the Agreements in Principle, Sepa would in the aggregate beneficially own 9,000,000 shares of Common Stock, all of which would be directly owned by Sepa and none by Pesa. The Company has advised Sepa that as of May 2, 1995 there were 87,460,479 shares of Common Stock issued and outstanding. Therefore, assuming that the Transactions were to close pursuant to the Agreements in Principle, Sepa would subsequently beneficially own approximately 10.3% of the issued and outstanding shares of Common Stock.

     (b)  See statement on Schedule 13D, as amended by Amendment
          1 thereto, previously filed.

          Pursuant to the Agreements in Principle, a condition to closing the Transactions would be Sepa's agreement to vote its remaining 9,000,000 shares of Common Stock in accordance with the wishes of The MWW Group so long as Sepa owns said shares.

          Pursuant to the Agreements in Principle, a

          condition to closing the Transactions would be Sepa's agreement to give The MWW Group a right of first refusal with regard to any future sale of the remaining
          9,000,000 shares of Common Stock owned by Sepa.

     (c)-(e)  No material change - see statement on Schedule
              13D, as amended by Amendment 1 thereto, previously filed.

Item 6. Contracts, Agreements, Undertakings or Relationships with Respect to Securities of the Issuer.

          See statement on Schedule 13D, as amended by Amendment
          1 thereto, previously filed.

          See Item 4 and Item 5 above, which are hereby incorporated by reference. Copies of the Agreement in Principle are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1      -    Letter issued by The MWW Group to Pesa,
                    Inc., dated May 11, 1995.

Exhibit 2      -    Letter issued by The MWW Group to Sepa
                    Technologies Ltd., Co., dated May 12, 1995.

                            SIGNATURE


               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              SEPA TECHNOLOGIES LTD., CO.



Date:  5/15/95                By:  /s/ Miguel S. Moraga
      ---------------             -------------------------
                                   Miguel S. Moraga
                                   Treasurer and Chief
                                     Financial Officer

                            EXHIBIT INDEX


DOCUMENT

Exhibits:

Exhibit 1      Letter issued by The MWW Group to
               Pesa, Inc., dated May 11, 1995

Exhibit 2      Letter issued by The MWW Group to
               Sepa Technologies Ltd., Co.,
               dated May 12, 1995